Exhibit 99.7

For Immediate Release	February 18, 2020

THE VALENS COMPANY TO EXPORT FIRST INTERNATIONAL WHITE LABEL PRODUCTS TO AUSTRALIA

•	Major milestone for Valens with first international shipments of white label cannabis products

•	Shipments will consist of three SKUs of tinctures, totaling over 3,000 units and are expected to be shipped in Q2

•	The start of a focussed international push for Valens to offer cannabis and hemp white label services to legal jurisdictions globally

Kelowna, B.C., February 18, 2020 – Valens GroWorks Corp (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, is pleased to announce its first international shipments of white label products to customers in Australia. Based on the purchase orders received, the initial shipments will consist of three SKUs of tinctures, totaling over 3,000 units, and are expected to be shipped in Q2, pending receipt of necessary import and export permits.

“These first international shipments of white label cannabis products, mark a major milestone for Valens,” said Tyler Robson, CEO of The Valens Company. “We believe Australia’s strong underlying demand for cannabis products, together with the continued adoption of medical cannabis laws and relaxation of CBD laws, will drive sustained growth in the Australian market. Valens intends to continue to expand its footprint in Australia as well as other key international markets as global legal markets opens up.”

Australia’s medical cannabis program:

In 2019, there were over 25,000 prescription approvals for medicinal cannabis products in Australia, which is nearly a nine-fold increase over the number of prescription approvals in 2018. The increase in prescription approvals is in part due to the establishment of the Special Access Scheme (SAS) online system which served to streamline the application process pertaining to the prescription of, and subsequent access to, medicinal cannabis products in Australia.(1)

In January 2020, the Australian Department of Health made a public submission to a Senate committee which indicated that the Australian Therapeutics Goods Administration is currently undertaking a review of CBD at lower doses. The submission further indicated that based on the outcome of these studies it is possible that relaxation of the scheduling status of low dose cannabidiol (CBD) to over-the-counter status could be considered during 2020.

Valens views the submission as a potential catalyst for the further relaxation of legal cannabis in Australia and with these shipments expands its relationships within the Australian market to position itself as a leader.

Sources:

(1)Australian Department of Health – Therapeutic Goods Administration,

(2)Australian Institute of Health and Welfare

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. The Company expects to formally change its name in due course. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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